April 5, 2013

Securities and Exchange Commission
Division of Corporation Finance

110 F Street, N.E.
Washington, D.C. 20549

Re:	Caesarstone Sdot-Yam Ltd.
Registration Statement on Form F-3 (File No. 333-187645)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Caesarstone Sdot-Yam Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-187645), as amended, to 4:00 p.m., Eastern Time, on Friday, April 5, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 or Sarah Rizzo at (212) 819-8529 of White & Case LLP, counsel to the Company.

Sincerely,

CAESARSTONE SDOT-YAM LTD.

By:	/s/ Yair Averbuch
Name:	Yair Averbuch
Title:	Chief Financial Officer